

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 31, 2014**

MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)
1716 Locust Street, Des Moines, Iowa		**50309-3023**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On July 31, 2014, Meredith Corporation issued a news release reporting earnings for the fourth fiscal quarter and fiscal year ended June 30, 2014. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

99   Conference call script of conversation with analysts on July 31, 2014, concerning news release of the same date which reported earnings for the fourth fiscal quarter and fiscal year ended June 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: July 31, 2014

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on July 31, 2014, concerning news release of the same date which reported earnings for the fourth fiscal quarter and fiscal year ended June 30, 2014.

Exhibit 99



MEREDITH CORPORATION
FISCAL 2014 FOURTH QUARTER
INVESTOR CONFERENCE CALL

Mike Lovell

Good morning and thanks everyone for joining us. Our call this morning will begin with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are National Media Group President Tom Harty, and Local Media Group President Paul Karpowicz.

An archive of today's discussion will be available later today on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier this morning, and in some of our SEC filings. With that, Steve will begin the presentation.

Steve Lacy

Thank you, Mike. Good morning everyone. I hope you have seen our news release issued earlier today detailing our results. I am pleased to report that in the fourth quarter of fiscal 2014:

- **We delivered 20 percent growth in net earnings.**

- **Our Local Media Group achieved record revenue and profit performance for a fiscal fourth quarter.** Growth was driven by strong performance from our stations in Phoenix, Las Vegas and Greenville; the addition of KMOV in St. Louis; record digital advertising revenue; and by higher retransmission-related revenue and profit.

- **Operating margins in our National Media business improved by** 80 basis points, driven by higher magazine advertising rates, increased profit contribution from our circulation activities and continued strong expense discipline.

- **Consumer engagement strengthened across all of our media platforms** with traffic to our websites growing to a record high of more than 60 million monthly unique visitors. Readership of our subscription titles was an impressive 110 million, and our local television group delivered a very strong May ratings book.

FISCAL 2014 FULL YEAR REVIEW

Stepping back for a few moments to look at the full fiscal 2014, several key accomplishments stand out:

- First of all, we **expanded our portfolio** of media properties through both acquisitions and new launches;

- Second, we **grew businesses not dependent on traditional advertising;**

- Third, we **continued to prove the effectiveness of advertising** across our portfolio;

- Fourth, we **executed a series of efficiency measures** to lower costs and increase profit margins; and

- Fifth, we **continued to successfully execute against our Total Shareholder Return** strategy.

Now, I'd like to provide some more color on those key accomplishments for the year.

First, we executed agreements to buy the broadcast assets of stations in three markets:

- **First, KTVK, an independent station in Phoenix, the nation's 12th largest television market.** KTVK produces more hours of local news than any station in the market. The Phoenix market is now a duopoly market for us, as we also own the CBS affiliate there.

- **Next, KMOV, the CBS affiliate in St. Louis, the nation's 21st largest television market.** KMOV is a top performer, and with it we now operate the two largest CBS affiliates in the state of Missouri. The other is KCTV in Kansas City.

- **And finally, WGGB, the ABC affiliate in Springfield, Massachusetts.** We expect to close on this acquisition in the first quarter of our new fiscal 2015. WGGB is also the Fox affiliate, airing on the digital tier. This will give us another duopoly when combined with the CBS affiliate we already own in that market, enhancing our competitive positioning.

I think it's worth noting that with these purchases we created 2 more duopolies, bringing the total number of duopolies across our group to 5. As a reminder, our portfolio consists of 15 owned or operated stations - including 7 in Top 25 markets and 13 in Top 50. All told we reach more than 10 percent of U.S. households through our broadcasting activities.

In addition to the television station acquisitions:

- We successfully launched *Allrecipes* magazine, which Media Industry Newsletter called the "Hottest Launch of the Year." It started with a ratebase of 500,000, and we expect to grow it to 900,000 by the end of calendar 2014.

- We strengthened our parenthood activities by integrating the Parenting and Baby Talk brands that we acquired in late fiscal 2013. Next spring, we expect to launch an English-language parenting magazine for U.S. Hispanic moms called *Parents Latina* with an initial ratebase of 700,000.

Second, beyond media portfolio additions, we grew revenues and operating profit from activities that are not dependent on advertising during our fiscal 2014. For example:

- We delivered significant growth in retransmission-related revenues and profit in our Local Media Group. These of course are contractual, with most of our agreements in place through 2017 or 2018.

- Within our National Media Group, Brand Licensing grew revenues 10 percent, driven by an expansion of the Better Homes and Gardens line of branded products at Walmart stores across the country.

- Additionally the Better Homes and Gardens Real Estate program continues to expand, adding franchises and agents. The network now includes more than 250 real estate offices across both the United States and Canada and more than 8,300 individual agents.

- Our brand licensing activities were recently ranked No. 3 in the world by *Global License!,* alongside such well-known names as Disney and Hasbro.

- Finally, Meredith Xcelerated Marketing grew operating profit, excluding special items, in the fiscal year ended June 30, 2014 by solidifying its Top 10 clients and expanding business with key clients such as Chrysler, Mercer, Allergan and Kia.

Third, we again proved the effectiveness of advertising across both our broadcast and print platforms.

- **Broadcast television continues to demonstrate its unique effectiveness to local advertisers** as we delivered an 8 percent growth in Local Media Group non-political ad revenue. Ratings are the key to producing sustainable ad growth, and during the most recent May rating book our stations continued strong audience engagement. As examples, six of our stations were either No. 1 or 2 in the very important late news; four were No. 1 or 2 in the fastest growing period which is morning news; four were No. 1 or 2 in evening news; and four were No. 1 or 2 in sign-on to sign-off.

- **Our National Media Group accomplished several initiatives to strengthen its competitive position in the marketplace including:**

  ◦ Ongoing execution of the Meredith Sales Guarantee, which demonstrates that advertising in Meredith magazines delivers a significant return on investment to our advertisers. We expanded that program to digital advertisers in fiscal 2014.

  ◦ In addition, we were named "*Advertisers' Favorite Media Company*" for the second time in just four years by Advertiser Perceptions, which annually surveys thousands of leading ad agencies and marketers.

Fourth, we continued our diligent focus on cost control. Total Company costs decreased, excluding acquisitions and special items. Joe will provide more color in the operating group discussions.

Finally, in fiscal 2014 we again successfully executed against our Total Shareholder Return (TSR) strategy. We increased our dividend another 6 percent - our 21st consecutive year of increases - and we repurchased 1.6 million of our shares. We also invested more than $400 million in our media portfolio growing the television side of our business.

Our TSR strategy has produced a nearly 120 percent return since we launched it in October 2011. Keys to its ongoing success is our ability to generate strong cash flow, giving us the flexibility to both increase the amount of capital returned to our shareholders and finance additions to our media portfolio. We ended fiscal 2014 at a debt-to-EBITDA ratio of 2.7, leaving us with significant additional capacity.

As we've detailed over time on these calls, at our investor presentations, and in one-on-one meetings, we focus on long term and sustainable growth for the Meredith Corporation. And we have a proven track record of outperforming our industries over the long term.

Now I'll turn it over to Joe to discuss the operating performance of our two business groups and thank you for your participation.

LOCAL MEDIA GROUP OPERATING DISCUSSION

JOE:

Thanks Steve. Let's dive into some details, beginning with our Local Media Group.

For the fourth quarter, revenues increased 20 percent to $111 million, and operating profit grew 14 percent to $32 million, both excluding special items, however, both records for revenue and operating profit.

For the full year, revenues grew 7 percent to $403 million. That's on top of nearly 20 percent growth the year before. Operating profit was $122 million excluding special items, a record for a non-political year.

Non-political advertising grew 8 percent in fiscal 2014, helped in part by four months of KMOV operations; gains in the automotive, telecommunications and retail categories as well as record digital performance.

Digital advertising revenues from our Local Media websites rose more than 15 percent in fiscal 2014, driven in part by the addition of KMOV in St. Louis, along with our work to grow and better monetize our audience. We're seeing strong audience and advertiser demand for mobile, particularly when it comes to weather and top news stories. We finished the rollout of station-specific apps across our group during 2014, and we're shifting more of our selling focus to mobile from the digital desktop - and selling that inventory at premium rates.

We strongly believe in the value of local news and entertainment programming, and continue to invest in our communities by adding local content. In fiscal 2014, we added 22 hours of weekly local programming in five of our markets. And that's in addition to the nearly 100 hours we added with the acquisitions in Phoenix and St. Louis. In total, we're now producing more than 525 hours a week of local content.

Retransmission revenues grew significantly in fiscal 2014. As you know, we renewed our agreements with subscription television providers during fiscal 2013, so we realized a significant boost in fiscal 2014. We remain confident that retransmission revenues will continue to rise because almost all of our current agreements are in place through our fiscal 2017.

As Steve mentioned earlier, we continued to be laser focused on managing costs, and if excluding the growth in network compensation and the acquisitions, our Local Media Group expenses were up less than 1 percent in fiscal 2014.

Now, wrapping the overview of the Local Media group, we've completely integrated KMOV, and we're pleased that the station performed strongly throughout the process, growing its audience in 6 of the 8 shows it produces daily. Meanwhile, our integration of KTVK in Phoenix is well underway, and we expect it to be complete by the end of this fiscal quarter.

NATIONAL MEDIA GROUP OPERATING DISCUSSION

Turning to our National Media Group, fourth quarter fiscal 2014 operating profit matched last year's $43 million, and we grew our operating margin 80 basis points. For the full year, revenues were $1.1 billion and operating profit was $133 million, again excluding special items.

For full year fiscal 2014, advertising performance was characterized by a high degree of volatility from month to month. However, in total fiscal 2014 looked a lot like fiscal 2013, with advertising revenues down about 6 percent.

Looking at categories more closely, the non-prescription drug, direct response and the agriculture categories were stronger, while the food, beauty and home were weaker categories. We continued to increase our rates, with our weighted average net revenue per page rising 2 percent during the year.

We grew circulation revenues 2 percent in fiscal 2014. The gains were driven in large part by the launch of Allrecipes magazine and steps that we have taken to grow the new title's rate base, along with continued solid performance in both our parenthood and Hispanic brands.

In addition, we continued to execute our successful migration of magazine subscription sales from direct mail to online. We grew the number of digital orders for print magazine subscriptions in fiscal 2014 by approximately 20 percent to nearly 7 million. We're now receiving 40 percent of our new orders from digital sources. This is important because it lowers our subscription acquisition costs and increases our ability to up-sell and cross-sell other products at digital checkout - resulting in an estimated $5 in incremental operating profit per digital order over the average life of a subscription.

Digital traffic to our National Media Group sites averaged over 50 million comScore unique visitors. The Meredith Women's Network captured the top spot in comScore's Lifestyle category for several months during fiscal 2014 - the first time we've competed for the lead position. Allrecipes continues to lead in the food category, averaging more than 30 million monthly unique visitors.

National Media Group operating expenses were down 2 percent again excluding special items, driven by lower paper prices, distribution expenses and as well as other cost-savings initiatives.

Now before turning to our outlook, let me provide some color on the special items recorded in our fiscal 2014 fourth quarter. First, we had pre-tax charges of about $6 million in our Local Media Group - about half related to transaction costs from the acquisition of KTVK and the other half were restructuring charges taken to integrate the new stations and improve efficiencies. Going the other way, we had a favorable tax item in our National Media Group.

OUTLOOK

Now, let's turn to our outlook for Fiscal 2015, we expect full year fiscal 2015 earnings per share to range from $3.00 to $3.25. We expect a total of $28 to $33 million of political advertising revenues at our television stations in fiscal 2015, which includes KMOV and KTVK, with the majority of that being booked in the second fiscal quarter.

Now we realize that expectations for political were quite a bit higher than what our guidance just was, but it's really hard to predict where we will end up in four months from now. We are clearly off to a slower start than last cycle. Last cycle we did $39 million, but remember about half of that came out of Hartford and Las Vegas where we had really hot Linda McMahon and Harry Reid races. So hopefully we are just off to a slow start and we come in higher, but this is our best estimate at this point for political revenues.

Looking more closely at the first quarter of fiscal 2015 compared to the prior-year period, we expect:

- Total company revenues to be up mid-single digits.

- Total Local Media Group revenues we expect to be up 35 to 40 percent. Approximately one-third of total fiscal 2015 political advertising revenues recorded in the first fiscal quarter.

- Total National Media Group revenues are expected to be down mid-single digits.

- We expect fiscal 2015 first quarter earnings per share to range from $0.60 to $0.65, and this compares to $0.53 in the prior-year first quarter.

Now, I'll turn it back to Steve for a few closing remarks and Q&A.

CONCLUSION

STEVE:

Thank you very much, Joe.

In conclusion, as we begin fiscal 2015, we are aggressively pursuing parallel paths:

- First, of course, we continue to grow our existing businesses organically. This includes television, magazine, digital, licensing and marketing services business portfolio.

- Second, we are pursuing opportunities to add to our portfolio in both our National and our Local media groups.

- Third, a continued aggressive cost management program; and

- Finally, we are executing our Total Shareholder Return Strategy, as highlighted by our established pattern of dividend increases and corresponding very attractive yield; share repurchases; and our accretive acquisitions in both businesses.

And now we'd be happy to answer your questions.